UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No. 2)

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

14757U 109

(CUSIP Number)

Wei-Wu He Ph.D.

Emerging Technology Partners LLC

ETP Global Fund L.P.

4919 Rebel Ridge Dr.

Sugar Land, TX 77478

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

ETP Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

- 0 -
	8	SHARED VOTING POWER

7,566,914
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,566,914
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,566,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.55%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

EMERGING TECHNOLOGY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

- 0 -
	8	SHARED VOTING POWER

8,007,986
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,007,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,007,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.99%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

WEI-WU HE, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

4,537,541
	8	SHARED VOTING POWER

8,007,986
	9	SOLE DISPOSITIVE POWER

4,537,541
	10	SHARED DISPOSITIVE POWER

8,007,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,545,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.07%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 14757U 109

This Amendment No. 2 (this "Amendment No. 2") amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on January 12, 2018 (the "Schedule 13D") and the Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D filed on April 4, 2018 by ETP Global Fund L.P. (“ETP Global”), a Delaware limited partnership, Emerging Technology Partners, LLC (“ETP”), a Delaware limited liability company, as the general partner of ETP Global, and Wei-Wu He, Ph.D., as founder and managing member of each of ETP and ETP Global. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Schedule 13D relates to the shares of common stock, $.01 par value per share (the “Common Stock”) of CASI Pharmaceuticals, Inc. (the “Issuer”). Except as amended hereby, the disclosure in the Schedule 13D remains in effect.

Items 3, 4, and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Dr. He has served as Chief Executive Officer and Chairman of the Issuer since April 2, 2019. As of March 23, 2020, Dr. He directly beneficially owned 4,537,541 shares of Common Stock, including 3,710,014 shares issuable upon the exercise of options within 60 days as of the date hereof. In addition, as founder and managing member of ETP, Dr. He may have been deemed the indirect beneficial owner of an additional 441,072 shares held by ETP and 7,566,914 shares held by ETP Global. As a result, on March 23, 2020, Dr. He may have been deemed beneficially to own, directly and indirectly, a total of 12,545,527 shares of Common Stock, or approximately 12.07% percent of the Issuer’s outstanding shares, based on 99,023,760 shares outstanding as of March 11, 2020 as reported on the Issuer’s Form 10-K, filed with the SEC on March 16, 2020.

ETP Global purchased 264,192 shares, 501,322 shares and 234,488 shares on March 17, 18, and 19, 2020, respectively. ETP Global purchased the shares in the open market and the source of funds was working capital.

The information set forth in Item 5 below is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 above is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 99,023,760 shares of Common Stock outstanding as of March 11, 2020 as reported on the Issuer’s Form 10-K, filed with the SEC on March 16, 2020.

A.	ETP Global

(a)

As of the close of business on March 23, 2020, ETP Global beneficially owned 7,566,914 shares of Common Stock, including 1,234,567 shares underlying warrants exercisable within 60 days of March 23, 2020.

Percentage: Approximately 7.55%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  7,566,914
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,566,914

Item 5(c)	is amended and supplemented as follows:

From March 17, 2020 until March 23, 2020, ETP Global purchased a total of 1,000,002 shares of common stock in open market transactions. The number of shares purchased and the weighted average price per share are provided below:

Date	Shares Purchased	Weighted Average Purchase Price Per Share

March 17, 2020	264,192	$1.50
March 18, 2020	501,322	$1.52
March 19, 2020	234,488	$1.57

B.	ETP

(a)	ETP, as the general partner of ETP Global, may be deemed the beneficial owner of the 7,566,914 shares of Common Stock owned by ETP Global. In addition, ETP is the direct beneficial owner of 441,072 shares.

Percentage: Approximately 7.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  8,007,986
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,007,986

(c)	Except as set forth in Item 3, ETP has not entered into any transactions in the shares during the past 60 days.

D.	Wei-Wu He, Ph.D.

(a)	Dr. He, as founder and managing member of each of ETP and ETP Global, may be deemed the indirect beneficial owner of the 8,007,986 Shares owned by ETP and ETP Global. In addition, Dr. He is the direct beneficial owner of 827,527 shares of Common Stock and 3,710,014 shares underlying options exercisable with 60 days of March 23, 2020.

Percentage: Approximately 12.07%

(b)	1. Sole power to vote or direct vote: 4,537,541
2. Shared power to vote or direct vote:  8,007,986
3. Sole power to dispose or direct the disposition:  4,537,541
4. Shared power to dispose or direct the disposition: 8,007,986

(c)	Except as set forth in Item 3, Dr. He has not entered into any transactions in the shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any of the shares reported herein. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among ETP Global Fund LLP, Emerging Technology Partners LLC and Wei-Wu He, Ph.D. dated January 11, 2018 (incorporated by reference from Exhibit 99.1 to the Schedule 13D filed on January 12, 2018)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2020

ETP GLOBAL FUND L.P.

By:	EMERGING TECHNOLOGY PARTNERS, LLC General Partner

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

EMERGING TECHNOLOGY PARTNERS, LLC

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

/s/ Wei-Wu He, Ph.D.
Wei-Wu He, Ph.D.